FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File No. 000-49760

MEGAWEST ENERGY CORP.
(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

LETTER TO SHAREHOLDERS, DECEMBER 30, 2008

We are pleased to report that MegaWest Energy has achieved a number of significant milestones in the quarter ended October 31, 2008.  It has increased its leased acreage in Missouri/Kansas, Kentucky and Montana to over 110,000 net acres. More specific project milestones are as described below:

MISSOURI

Oil sales from the Marmaton River Project (Phase I) commenced in August 2008.  The construction and commissioning of the Grassy Creek Project was completed on schedule and within budget in October 2008.  As the Marmaton River Project reservoir began to respond to steam injection, production ramped up to average over 100 barrels per day in November. This was at the upper end of reservoir simulation predicted performance for that point in time. The reservoir simulation predicts that these wells would reach 300-500 barrels a day of production with continued operations. Initial indications of reservoir performance at Grassy Creek were better than those achieved at Marmaton, consistent with the better reservoir quality and thicker oil pay zone.

KENTUCKY

Design of the Green River Demonstration Project was completed, with all regulatory applications submitted and major equipment purchased for a planned construction start in early 2009.  The Company farmed out 4,300 acres on the western flank of its acreage for New Albany Shale gas testing, retaining a 34.75% working interest.  Two wells have been drilled and logged and are awaiting fracturing and flowrate testing.

MONTANA

2-D seismic over the Teton and Loma prospects was acquired and processed.  The Company committed to the Devils Basin prospect and purchased trade seismic for reprocessing and interpretation.

OUTLOOK

The current weakness in global oil prices and the world-wide collapse of both the capital and credit markets over the past few months has, however, necessitated that the Company undertake an in-depth technical and economic review of all of its projects.  As a result, the Company has recently taken the difficult decision to suspend steaming operations in Missouri pending a recovery in oil prices.  The Company has also suspended all capital projects and put a hold on all discretionary spending.

The Company-wide review is ongoing with staff Teams concentrating on the following:

1.

A Technical Team is evaluating and documenting all project opportunities and upsides and putting together data room type documentation to support possible asset sales, farm-outs, or industry joint venture opportunities;

2.

An Operations Team is evaluating restart options for Marmaton River and Grassy Creek including gas price contract, oil pricing, alternative fuels, alternative technologies, and operating cost reductions; and,

3.

A Strategic Team is evaluating corporate strategic alternatives including new funding alternatives, property sales or farm-outs, corporate transactions, and overhead cost reductions.

The overall goal of these actions is to maintain a positive cash balance through 2009 and to be in a position to aggressively restart operations once world markets stabilize and oil prices improve.

Another result of the current state of the oil markets is that the Company has recognized a substantial impairment in its carrying value for some of its oil and gas assets.

Despite the current, temporary weakness in the oil market, MegaWest continues to believe that heavy oil will inevitably become an even greater component of total oil production as supplies of light oil become harder to find and more costly to produce.  Proposed royalty increases by the Alberta government and high construction costs will negatively impact future production growth from the Canadian oilsands.

More specifically, we believe that the Company’s focus on the acquisition and development of known significant heavy oil resources within the United States is a viable longer term strategy for the Company.  Relative to the oilsands, MegaWest’s projects should benefit from higher field-gate pricing, closer proximity to markets, lower construction costs, shorter permitting turnarounds and lead time to production, and the ability to manage capital exposure through a staged, modular development approach.

The dedication and commitment of MegaWest’s staff during these difficult times has been admirable and is greatly appreciated.

We expect that 2009 will bring a return to more predictable financial markets and a strengthening oil price such that the real value in MegaWest’s projects can begin to be realized.  MegaWest is taking and will take every opportunity to ensure that the Company emerges from these trying times in a position to capitalize on the capability of its personnel and the quality of its heavy oil properties.

On Behalf of the Board,

George T. Stapleton, II

Chairman of the Board and Chief Executive Officer

MegaWest Energy Corp.

Management Discussion and Analysis as of December 29, 2008

(in Canadian dollars unless otherwise indicated)

MANGAGEMENT DISCUSSION AND ANALYSIS as of December 29, 2008

Management’s discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”).  It should be read in conjunction with the interim consolidated financial statements and the notes thereto for the three and six months ended October 31, 2008 and 2007, the annual consolidated financial statements for the year ended April 30, 2008 and 2007 and the related notes thereto, prepared in accordance with Canadian generally accepted accounting principles.

NATURE OF BUSINESS

MegaWest is a non-conventional oil company with emphasis on North American heavy oil projects.  MegaWest has operatorship of, and owns or has the right to earn a majority interest in, over 146,000 gross acres of prospective oil and gas leases in Missouri, Kansas, Kentucky, Montana, and Texas. MegaWest is incorporated in Alberta and its shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”) under the symbol “MGWSF”.

MegaWest had working capital of $4,758,898 at October 31, 2008. Due to low oil prices, the Company suspended operations at its two Missouri heavy oil projects subsequent to October 31, 2008. The Company is negotiating to reduce the gas supply cost for the projects and, depending on oil prices, is planning to re-start one of the Missouri projects in the first quarter of calendar 2009. In addition, the Company is evaluating alternatives related to the Kentucky project which include attracting a joint venture partner and re-negotiating its work commitment.  The Company is currently implementing reductions to its administrative and operating costs.  Additional capital may be required in the future to fund its capital and administrative costs. Additional capital may be in the form of equity, debt, sale of property, joint venture farmouts or any combination thereof.

RESULTS OF OPERATIONS

Operational and Project Review

Missouri

The Missouri lease holdings now include a 100 percent interest in 33,467 gross unproved acres of land, an increase of over 20,000 acres in the quarter.  MegaWest has, to date, built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek), drilled 51 exploration/delineation wells with an 86% success rate and completed 120 development wells with a 100% success rate.

Phase I of the Marmaton River steam drive project includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 13 steam injection wells, 40 producing wells, one water source well and one water disposal well on approximately 10 acres. First oil sales from the project occurred in August 2008 and 2,961 barrels of oil were sold in the quarter, resulting in oil sales, net of royalties, of $197,457 in the quarter.

Due to current economic conditions, specifically low oil prices and significantly reduced equity and capital markets, the Company has suspended steaming operations at both the Marmaton River and Grassy Creek projects in December.  MegaWest is in the process of seeking an alternate natural gas supply to reduce field operating costs.  Depending on oil prices, MegaWest expects to re-commence operations at one of the Missouri projects in the first quarter of calendar 2009.

Prior to operations being suspended, the Marmaton River project was producing approximately 100 barrels of oil per day.  During the quarter the wells for the second production phase, consisting of 10 injection wells and 24 production wells on approximately 10 additional adjacent acres, were drilled and awaiting tie-in.  The Marmaton Phase II wells will be tied-in and put into production once there is more clarity on the direction and stability of oil prices.

MegaWest Energy Corp.

Management Discussion and Analysis as of December 29, 2008

(in Canadian dollars unless otherwise indicated)

The Grassy Creek steam drive project was completed on budget and on schedule in the quarter.  This project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day. Phase I of the project consists of 46 production wells, 15 injection wells, 2 observation wells and 2 service wells on approximately 19 acres.  Since Grassy Creek commenced steam injection in late October, it was not yet producing significant quantities of oil when steaming operations were suspended.

It is anticipated that each of these projects could develop 250 to 300 acres of leases over their 25 to 30 year project life. Additional drilling phases on each of these projects will be necessary to maintain target production rates. It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across MegaWest’s Missouri lease holdings.

The Company has not recorded an impairment charge on its Missouri costs at October 31, 2008 since these projects are the Company’s near term primary focus and management believes these projects are commercial at expected future oil prices.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project is currently suspended, and includes certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 392 gross unproved acres.  On 15 of these acres are 20 steam injector wells, 33 producer wells and a water well which had been previously drilled, completed, equipped and tied in for production. A tank battery, steam generator and two transfer stations are also in place on the property. While the Chetopa project was in operation, 11,500 barrels of oil were sold that resulted in $803,195 of oil sales, net of royalties, included in the Kansas cost pool.  The Company has drilled five wells to evaluate the prospectivity of the remaining acreage.

At October 31, 2008 the Company recorded an impairment charge against its costs on the Kansas unproven property of $3,069,858. The remaining costs represent the estimated salvage value of the equipment. The impairment was recorded as the Company has no plans in the near term to invest funds in the Kansas project because of the current low oil price, the expected lack of capital available for the project and the cost of retrofitting the existing plant and converting to a natural gas fuel source.  The Company is obligated to pay a net revenue interest up to a maximum of US$750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues. As at October 31, 2008, no net revenue interest has been earned.

Kentucky

The Kentucky lease holdings include a 62.5 percent working interest in the shallow rights (above the base of the Beech Creek limestone formation) and an additional 37.5 percent working interest in the deep rights on 34,000 gross unproved acres in Kentucky.  The Company holds a 34.75 percent working interest in all rights under an additional 4,300 gross unproved acres in Kentucky.

The Company is committed to fund a work program covering the first US$15,000,000 of exploration, testing and development expenditures on the leases aimed at proving the commercial recovery of the potential oil contained in the leases.  MegaWest drilled eight exploration wells at various strategic locations on the Kentucky land in fiscal 2008.  The result of this drilling program was confirmation of the commercial prospectivity of three Mississippian heavy oil pay zones found at depths of 200-600 feet from surface.  A number of potential project locations have been indentified, and the first location has been appraised with four delineation wells.  A steam drive enhanced recovery project has been designed and permit applications have been submitted for this location.  Certain equipment and long lead items have been purchased; however, the start-up of this project will be delayed until there is more certainty regarding oil prices and the availability of project funding.

MegaWest Energy Corp.

Management Discussion and Analysis as of December 29, 2008

(in Canadian dollars unless otherwise indicated)

The New Albany Shale underlies a large portion of the Company’s acreage position in Kentucky. 4,300 acres of the Company’s leases have been farmed out for drilling and testing of New Albany Shale gas potential with the Company retaining a 34.75% working interest. In September, two wells were drilled and logged it is expected that the operator will proceed with plans to fracture and rate test these wells in 2009.

At October 31, 2008 the Company recorded an impairment charge against its costs on the Kentucky unproven property of $18,053,054. The remaining costs represent the Company’s estimate of the fair market value of the leases and amounts invested to date on the demonstration project. The impairment was recorded because of the current low oil price and the expected lack of capital available for such a project in the near term.  The Company is currently evaluating its alternatives related to the Kentucky project which include, but are not limited to, attracting a joint venture partner and re-negotiating its agreement.  There can be no assurance that the Company will be successful in its attempts to find an economic alternative and further impairment charges may be recorded in the future.

As part of the acquisition of the Kentucky area, MegaWest is obligated to spend U.S. $15,000,000 by October 2009.  In the event MegaWest does not complete this work program or re-negotiate the obligation, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.  To October 31, 2008, MegaWest had spent $4.7 million towards this commitment.

Montana

The Montana lease holdings include 43,700 gross unproved acres in Montana covering three prospects, Teton, Loma and Devils Basin.  At Teton and Loma, the Company has a 40 percent working interest and can earn an additional 20 percent working interest on certain leases (60 percent overall) by carrying its working interest partner through the first U.S.$2.5 million of work.  The Devils Basin prospect was acquired on July 31, 2008 for $105,000 cash, 100,000 shares of MegaWest and a carry of its partners 25 percent working interest cost on the first well.  Upon completion of drilling the first well, MegaWest will own a 75 percent working interest in the 4,933 acre prospect. MegaWest currently owns 100 percent interest in 800 gross unproved acres at Devils Basin, subject to certain provisions of its area of mutual interest agreement with its working interest partners.

Acquisition of new 2D seismic over the existing Teton and Loma prospects has been completed and processed during the quarter. Interpretation of this seismic is ongoing, however the results to date did not validate the Company’s geological model.  As a result, additional geological work will be required before future drilling locations can be determined.  At Teton, MegaWest is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation. At Loma, MegaWest is targeting a light oil reservoir.

Trade seismic has been purchased on the Devils Basin prospect, which will be used to identify one or more prospective drill locations that MegaWest plans to test with a vertical well.  At Devils Basin, MegaWest is targeting light oil production from the Heath Shale from horizontal wells.

At October 31, 2008, the Company recorded an impairment charge to the Montana land costs by $9,928,428. The remaining costs represent the Company’s estimate of the fair market value of the oil and gas leases held plus amounts for the recently acquired 2D trade seismic on the Devils Basin leases. The impairment was recorded as the Company has no plans in the near term to continue exploration on the Montana lands given the current low oil price and the expected lack of capital available for such a project.  The Company is now developing strategic alternatives related to these prospects.

Texas

As of October 31, 2008, the Company’s interest in the project consists of approximately 34,000 gross unproved acres in Edwards County, Texas. Pursuant to earn-in agreements the Company may earn up to a 66.67 percent working interest in all leased acreage.  Included in the total are 20,600 acres in which the Company has already

MegaWest Energy Corp.

Management Discussion and Analysis as of December 29, 2008

(in Canadian dollars unless otherwise indicated)

earned a 50 percent working interest and 13,363 acres in which the Company has already earned a 25 percent working interest.

During the year ended April 30, 2008 the Company wrote-off $5,891,223 of the Texas cost pool.  During the first two quarters of fiscal 2009, the Company has continued to write-off any additional costs incurred on the Texas project.  As a result, the Company recorded $128,972 and $326,271 of impairment on the Texas costs during the three and six month periods ended October 31, 2008.  The remaining costs represent the Company’s estimate of the fair market value of the oil and gas leases.  The Company is continuing to undertake a review of strategic alternatives related to this project.

Other

During the quarter the Company acquired an additional four used steam generators.  At October 31, 2008 the Company has seven steam generators to be used at future project locations.

Outlook

The current financial markets, coupled with low oil prices, have required the Company to re-evaluate spending in all areas.  As a result, the Company is taking steps to significantly reduce its general and administrative expenses, steaming operations at both the Marmaton River and Grassy Creek projects have been suspended pending higher oil prices and capital spending for 2009 has been significantly reduced.

MegaWest’s near-term focus is to demonstrate commercial heavy oil production in Missouri.

Financial Review

Three months Ended October 31, 2008

MegaWest reported a net loss of $31,324,221, ($0.24) per share basic and diluted, for the three months ended October 31, 2008, compared with a net loss of $2,230,876, ($0.03) per share, for the comparable 2007 period.  The loss for the 2008 period was mainly attributable to additional write-down of oil and gas assets of $31,248,639 (2007 - $nil) as discussed above in the operational review, administrative expenses of $1,581,710 (2007 - $1,176,105), offset by a foreign exchange gain of $1,483,636 (2007 – loss of $1,223,238).

The Company had interest income of $58,870 for the three months ended October 31, 2008 compared with $239,691 for the comparable period.  The decrease in interest income for the 2008 period is the result of a lower average cash balance and lower interest rates.

General and administrative expenses for the three months ended October 31, 2008, totaled $1,581,710 net of $328,769 capitalized to oil and gas assets.  During the three months ended October 31, 2007, the Company incurred general and administrative expenses of $1,176,105, net of $303,721 capitalized to oil and gas assets.

MegaWest Energy Corp.

Management Discussion and Analysis as of December 29, 2008

(in Canadian dollars unless otherwise indicated)

General and administrative expenses are detailed in the table below.

	Three months ended October 31		Six months ended October 31
	2008	2007	2008	2007
Stock-based compensation:
Stock options	$ 307,800	$ 268,720	$ 510,930	$ 719,280
Shares issued for services	-	132,300	238,525	271,000
Less: capitalized portion	(94,844)	(99,007)	(187,526)	(182,907)
	212,956	302,013	561,929	807,373

Salaries and benefits	967,894	595,614	1,798,682	1,246,103
Professional fees	274,247	210,722	453,870	418,410
Investor relations	24,168	203,944	115,163	301,451
Office and operations	365,891	131,470	654,067	341,740
Information technology	65,323	36,063	112,568	72,521
Less: capitalized portion	(328,769)	(303,721)	(748,250)	(540,421)
	1,368,754	874,092	2,386,100	1,839,804

	$ 1,581,710	$ 1,176,105	$ 2,948,029	$ 2,647,177

Stock–based compensation expense of $212,956 (2007 - $302,013), net of the capitalized portion, was recorded for the three months ended October 31, 2008.  Stock-based compensation expense was attributable to the cost associated with granting stock options to new employees and consultants.  The overall decrease in stock-based compensation from 2007 to 2008 is primarily due to fewer stock option grants and a lower fair value per share assigned to each option.

Salary and benefit costs of $967,894 (2007 - $595,614) was recorded during the three months ended October 31, 2008.  The increase in salary and benefit costs in 2008 is due to an increase in staff levels from 2007 to 2008, new hire signing bonus and consulting fees.

Professional fees totaled $274,247 (2007 - $210,722) and consist of legal, audit, accounting and tax advisory fees.  The costs in the quarter include to ongoing legal fees and one-time costs associated with preparing for, and completing the internal control over financial reporting attestation requirements of the U.S. Securities and Exchange Commission.

Investor relation expenses of $24,168 (2007 - $203,944) for the three months ended October 31, 2008 and were incurred in an effort to raise investor awareness of the Company.  The decrease in investor relations costs is due to fewer IR consultants engaged in the quarter.

Office and operations costs during the three months ended October 31, 2008 totaled $365,891 (2007 - $131,470) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.  The increase in cost over 2007 is primarily due to larger office space in Calgary and the opening of a field office in Missouri.

Information technology costs during the three months ended October 31, 2008 totaled $65,323 (2007 - $36,063) and mainly consists of part-time IT consulting, software license and maintenance fees.

MegaWest Energy Corp.

Management Discussion and Analysis as of December 29, 2008

(in Canadian dollars unless otherwise indicated)

The foreign exchange gain for the three months ended October 31, 2008 resulted from the Company holding substantially all of its cash in U.S. dollars while the U.S. dollar strengthened against the Canadian dollar during the quarter.  The Company has not entered into any hedging agreements, however the Company holds U.S. dollars to pay its U.S. denominated project costs.

Six Months Ended October 31, 2008

MegaWest reported a net loss of $32,437,997, ($0.25) per share basic and diluted, for the six months ended October 31, 2008, compared with a net loss of $4,608,647, ($0.06) per share, for the comparable 2007 period.  The loss for the 2008 period was mainly attributable to the additional impairment on oil and gas assets of $31,377,611 (2007 - $nil) as discussed above in the operational review, administrative expenses of $2,948,029 (2007 - $2,647,177), offset by a foreign exchange gain of $1,855,776 (2007 – loss of $2,352,669).

The Company had interest income of $122,183 for the six months ended October 31, 2008 compared with $530,567 for the comparable period.  The decrease in interest income for the 2008 period is the result of a lower average cash balance and lower interest rates.

General and administrative expenses for the six months ended October 31, 2008, totaled $2,948,029 net of $748,250 capitalized to oil and gas assets.  During the six months ended October 31, 2007, the Company incurred general and administrative expenses of $2,647,177, net of $540,421 capitalized to oil and gas assets.

Stock–based compensation expense of $561,929 (2007 - $807,373) was recorded for the six months ended October 31, 2008.  Stock-based compensation expense is comprised of $510,930 (2007 - $719,280) attributable to the cost associated with granting stock options to new employees and consultants and $238,525 (2007 – $271,000) attributable to the cost associated with issuing shares for consulting services.  The overall decrease in stock-based compensation from 2007 to 2008 is primarily due to fewer stock option grants and a lower fair value per share assigned to each option.

Salary and benefit costs of $1,798,682 (2007 - $1,246,103) was recorded during the six months ended October 31, 2008.  The increase in salary and benefit costs in 2008 is due to an increase in staff and consulting levels from 2007 to 2008.

Professional fees totaled $453,870 (2007 - $418,410) and consist of legal, audit, accounting and tax advisory fees. The costs to date relate to the fiscal 2008 year end filings including one-time costs associated with preparing for, and completing the internal control over financial reporting attestation requirements of the U.S. Securities and Exchange Commission.

Investor relation expenses of $115,163 (2007 - $301,451) for the six months ended October 31, 2008 and were incurred in an effort to raise investor awareness of the Company.  The decrease in investor relations costs is due to fewer IR consultants engaged in the quarter.

Office and operations costs during the six months ended October 31, 2008 totaled $654,067 (2007 - $341,740) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.  The increase in cost over 2007 is primarily due to larger office space in Calgary and the opening of a field office in Missouri.

Information technology costs during the six months ended October 31, 2008 totaled $112,568 (2007 – $72,521) and mainly consists of costs incurred during the first quarter on the implementation of a new accounting system as well as license and maintenance fees.

The foreign exchange gain for the six months ended October 31, 2008 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency, while the U.S. dollar

MegaWest Energy Corp.

Management Discussion and Analysis as of December 29, 2008

(in Canadian dollars unless otherwise indicated)

strengthened against the Canadian dollar during the second fiscal quarter.  The Company has not entered into any hedging agreements, however the Company holds U.S. dollars to pay its U.S. denominated project costs.

SUMMARY OF QUARTERLY RESULTS

	2009		2008				2007
(000’s except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Interest income	$ 59	$ 63	$ 42	$ 140	$ 240	$ 291	$ 263	$ -
Loss	(31,324)	(1,114)	(8,813)	(4,481)	(2,231)	(2,378)	(3,560)	(3,276)
Loss per share	(0.24)	(0.01)	(0.11)	(0.06)	(0.03)	(0.03)	(0.08)	(0.21)
Total assets	$ 33,851	$ 63,015	$ 48,555	$ 55,674	$ 57,167	$ 49,584	$ 52,533	$ 11,013

In Q2 of 2009, the Company recorded an impairment charge to the Kansas, Kentucky and Montana oil and gas cost pool aggregating $31,051,340.

In Q4 of calendar 2008, the Company recorded an impairment charge on the Texas oil and gas asset cost pool of $5,891,223 and wrote off its equity investment in its Texas joint venture project.

The increased net loss in Q3 of 2008 is mainly attributable to financing cost due to the extension of the term of the private placement warrants and recognition of loss on marketable securities.

Starting in Q3 of 2007, the Company changed focus to an oil and gas company from a technology company.  As a result, the increases in total assets relate to the cash proceeds from private placements and capital assets from acquisition of oil and gas assets.

LIQUIDTY AND CAPITAL RESOURCES

MegaWest’s projects are either exploration in nature or in early stages of development, and profitable oil and gas operations have not yet been attained.

MegaWest had working capital of $4,758,898 at October 31, 2008. Due to low oil prices, the Company suspended operations at its two Missouri heavy oil projects subsequent to October 31, 2008. The Company is negotiating to reduce the gas supply cost for the projects and, depending on oil prices, is planning to re-start one of the Missouri projects in the first quarter of calendar 2009. In addition, the Company is evaluating alternatives related to the Kentucky project which include attracting a joint venture partner and re-negotiating its work commitment.  The Company is currently implementing reductions to its administrative and operating costs.  Additional capital may be required in the future to fund its capital and administrative costs. Additional capital may be in the form of equity, debt, sale of property, joint venture farmouts or any combination thereof.

Cash and Financial Conditions

MegaWest had working capital of $4,758,898 as at October 31, 2008, compared to working capital of $4,328,075 as at April 30, 2008.  As at October 31, 2008, MegaWest had cash available of $7,087,639, of which $1,193,126 was restricted.  Restricted cash consists of deposits made to secure two letters of credit and certain state well bonds for oil and gas wells.

Cash used in operating activities for the three months ended October 31, 2008, totaled $1,027,852 on a $31,324,221 net loss for the period.

MegaWest Energy Corp.

Management Discussion and Analysis as of December 29, 2008

(in Canadian dollars unless otherwise indicated)

Investing Activities

Cash used in investing activities was $8,736,996 for the three months ended October 31, 2008 (2007 - $5,657,405) and included cash capital expenditures of $9,680,182 incurred on the Company’s oil and gas assets as follows:

▪

$125,897 on the Chetopa project for operations;

▪

$5,981,955 in the Missouri area for lease acquisition, geological and geophysical activities, operating costs at the Marmaton River project and construction costs at the Grassy Creek project;

▪

$1,326,450 in the Kentucky area for lease rentals, geological and geophysical activities and costs associated with the design, and procurement of long lead items for the first thermal oil project;

▪

$194,636 for completing analysis of Texas drilling and testing results;

▪

$1,088,883 for lease acquisitions and geological and geophysical activities in the Montana area; and

▪

$962,361 for other expenditures on oil and gas and office equipment, including costs for the acquisition of four used steam generators.

Cash used in investing activities was $13,705,838 for the six months ended October 31, 2008 (2007 - $7,786,272) and included cash capital expenditures of $14,736,643 incurred on the Company’s oil and gas assets as follows:

▪

$153,547 on the Chetopa project for operations;

▪

$9,698,965 in the Missouri area for lease acquisition, geological and geophysical activities, operating costs at the Marmaton River project and construction costs at the Grassy Creek project;

▪

$2,296,359 in the Kentucky area for lease rentals, geological and geophysical activities and costs associated with the design, and procurement of long lead items for the first thermal oil project;

▪

$323,608 for completing analysis of Texas drilling and testing results;

▪

$1,274,842 for lease acquisitions and geological and geophysical activities in the Montana area; and

▪

$989,322 for other expenditures on oil and gas and office equipment, including costs for the acquisition of used steam generators.

Financing Activities

Cash received from financing activities was $127,485 for the three months ended October 31, 2008, and relates to the cash proceeds from warrants exercises.  Cash received from financing activities during the three months ended October 31, 2007 was $nil.

Cash received from financing activities was $14,967,372 for the six months ended October 31, 2008, and relates to the cash proceeds of $14,839,887 from 26,750,000 common share private placement and the cash proceeds from warrants exercises.  Cash received from financing activities during the six months ended October 31, 2007 was $nil.

The Company did not have any debt obligations at October 31, 2008.

MegaWest Energy Corp.

Management Discussion and Analysis as of December 29, 2008

(in Canadian dollars unless otherwise indicated)

The Company’s shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”).  The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares at the following dates were:

	December 22,	October 31,	April 30,
	2008	2008	2008

Common shares outstanding	133,244,472	132,919,472	95,131,666

Stock options (1)	10,072,000	11,164,500	9,650,000
Warrants
Private placement (2)	-	-	18,682,623
Incentive (3)	10,675,000	10,675,000	12,575,000
Consulting (4)	6,000,000	6,000,000	6,000,000
Acquisition (5)	250,000	250,000	250,000
Unit rights (6)	-	-	562,500
Convertible promissory notes (7)	-	-	7,356,000
Total potential shares	160,241,472	161,008,972	150,207,789

Notes:

(1)

Represents stock options to purchase common shares at prices from U.S.$0.10 to U.S.$1.00 per share, with expiry dates through to August, 2012 and with various vesting terms.

(2)

Represented share purchase warrants issued in connection with our private placement offerings.  These warrants expired unexercised on July 5 and August 28, 2008, respectively.  Each whole share purchase warrant was exercisable into one common share at U.S.$1.00 and U.S.$1.30, respectively.

(3)

Represents warrants that entitle the holder to purchase common shares of the Company at a price of U.S.$0.10 per share until January 15, 2009.

(4)

Represents warrants granted to various investor relations and other contractors.  The consulting warrants are exercisable into one common share at an exercise price of U.S. $0.50 and expire on January 5, 2009.

(5)

Represent warrants granted as partial consideration for the acquisition of the Teton and Loma prospects in Montana.  Each warrant is exercisable into one common share at a price of U.S.$2.50 until April 24, 2009.

(6)

Represented rights to buy an additional 375,000 units under the same terms as the March 2007 private placement. These rights expired on August 28, 2008.

(7)

Represents common shares that could have been issued from the conversion of the principal and accrued interest of the convertible promissory notes at US$0.25 per share.  On June 20, 2008 the convertible promissory notes matured and were converted into 7,412,559 common shares of the Company.

Contractual Obligations

The Company’s commitments and contractual obligations at October 31, 2008 consist of the following:

(a)  Contractual Obligations:

In Kentucky, the Company is obligated to spend U.S. $15,000,000 on the project by October 2009.  In the event the Company does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner. As at October 31, 2008, the Company incurred $4.7 million towards this obligation. The Company is evaluating its alternatives related to the Kentucky project which include attracting a joint venture partner and re-negotiating its work commitment.

MegaWest Energy Corp.

Management Discussion and Analysis as of December 29, 2008

(in Canadian dollars unless otherwise indicated)

In Kansas, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.  As at October 31, 2008, no amount of net revenue interest has been earned.

(b)  Office and Equipment Leases:

The Company is committed to office rent, office operating costs and equipment leases over the upcoming fiscal years as follows:

2009	$290,116
2010	565,132
2011	545,132
2012	568,279
2013	578,450
Thereafter	197,615
Total	$2,744,724

(c)  Severance Obligations:

Pursuant to employment agreements with three senior officers, the Company is obligated to pay up to $700,000 under certain events around employment termination.

TRANSACTIONS WITH RELATED PARTIES

The Company incurred the following related party transactions in the three and six month periods ended October 31.  These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties. A director and the former Chief Financial Officer ("CFO") was affiliated with a company that provided MegaWest with administrative services. For the three and six month periods ended October 31, 2008, the Company paid $6,530 and $51,530 respectively, for these services (three months ended October 31, 2007 - $45,000, six months ended October 31, 2007 – $99,600).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting principles are described in Note 1 to the annual consolidated financial statements for the year ended April 30, 2008 and 2007. We prepare our annual consolidated financial statements in conformity with Canadian GAAP.

The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis we evaluate our estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price and contingencies. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our financial statements are described our annual MD&A for the year ended April 30, 2008 and have not changed to date.

MegaWest Energy Corp.

Management Discussion and Analysis as of December 29, 2008

(in Canadian dollars unless otherwise indicated)

CHANGE IN ACCOUNTING POLICIES

On May 1, 2008, the Company adopted new Canadian accounting standards regarding financial instruments and capital disclosures.

(1)

Financial instruments

On May 1, 2008, the Company adopted new accounting standards for Financial Instruments – Disclosures, and Financial Instruments – Presentation.  The new disclosure standards increase the Company’s disclosures regarding the risks associated with financial instruments and how those risks are managed.  The implementation of these standards did result in additional disclosures presented in note 14 to the interim financial statements.

(2)

Capital Disclosures

On May 1, 2008, the Company adopted a new accounting standard for Capital Disclosures.  This standard specifies disclosures about objectives, policies and processes for managing capital, quantitative data about what an entity regards as capital, whether an entity has complied with all capital requirements and, if it has not complied, the consequences of such non-compliance.  The implementation of this standard did result in additional disclosures presented in note 15 to the interim financial statements.

(3)

New accounting pronouncements

On May 1, 2009, the Company will be required to adopt a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.

On May 1, 2011, the Company will be required to adopt International Financial Reporting Standards (“IFRS”).  MegaWest continues to monitor and evaluate the impact of convergence efforts to IFRS and the new policies on the Company’s financial results.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate fluctuations between the U.S. and Canadian dollars.  The Company does not engage in the use of derivative financial instruments.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosures.  Because of its inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent all errors or fraud. A system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well conceived or operated.

For the year ended April 30, 2008, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of the design and the operation of the Company’s disclosure controls and procedures, as defined

MegaWest Energy Corp.

Management Discussion and Analysis as of December 29, 2008

(in Canadian dollars unless otherwise indicated)

in Multilateral Instrument 52-109.  Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were not effective as of April 30, 2008, due to the material weaknesses identified in the Company’s internal controls over financial reporting. Refer to the annual MD&A for the year ended April 30, 2008 for a further discussion of internal controls over financial reporting.  There have been no changes to the disclosure controls and procedures for period ended October 31, 2008.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a set of internal controls and disclosure controls over financial reporting which have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP.

During the first quarter the Company implemented a new accounting system.  The new system supports multi-currency transactions and is comprised of multiple ledgers designed for ledger accounting, budgeting and forecasting.  The system’s security feature provides better control over segregation of duties by limiting access to the system features and applications by individual users or user groups.  Also in August the Company hired a controller to the finance team.

For the three month period ended October 31, 2008, there have been no other changes in the design of internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.  Refer to the annual MD&A for the year ended April 30, 2008 for a further discussion of internal controls over financial reporting.

RISKS AND UNCERTAINTIES

The annual MD&A for the year ended April 30, 2008 includes an overview of certain business risks and uncertainties facing the Company.  Those risks remain in effect on October 31, 2008. In addition, the following risks became prevalent during the quarter:

Oil Prices

The recent volatility and downward trending oil prices have required the Company to suspend steaming operations at its Missouri projects.  The Company requires improved oil prices in order for its Missouri projects to generate positive cash flows and economic returns.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future production, cash flows and exploration results.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that indentify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, changes in oil and gas acquisition and drilling programs, operating risks, production rates, reserve estimates, changes in general economic conditions, and other factors.  Undue reliance should not be placed on forward-looking statements as the Company can give no assurance that they will prove to be correct.

MegaWest Energy Corp.

Management Discussion and Analysis as of December 29, 2008

(in Canadian dollars unless otherwise indicated)

The forward-looking statements contained in this MD&A are made as of the date hereof.  While the Company acknowledges that subsequent events and developments may cause the views expressed herein to change, the Company has no intention and undertakes no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

The Company believes that the expectations reflected in the forward-looking statements and information contained herein are reasonable, but no assurance can be given that these expectations, or the assumptions underlying these expectations, will prove to be correct and such forward-looking statements and information included in this document should not be unduly relied upon.  The forward-looking information included herein represents the Company’s views as of the date of this document and such information should not be relied upon as representing the Company’s views as of any date subsequent to the date of this document.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, these factors are not intended to represent a complete list of the factors that could affect us and there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

COMPANY INFORMATION

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com , SEDAR’s website at www.sedar.com and EDGAR’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

/s/ Kelly Sledz

Kelly Sledz

Vice President Finance

Date: January 2, 2009

an Exploration Stage Company

Interim Consolidated Financial Statements

October 31, 2008

(Unaudited)

MegaWest Energy Corp (an exploration stage company)

Consolidated Balance Sheets

(Unaudited)

	October 31, 2008	April 30, 2008
(in Canadian dollars)

Assets
Current assets
Cash and cash equivalents	$ 5,894,513	$ 5,159,927
Restricted cash (note 12)	1,000,723	265,562
Accounts receivable and prepaid expenses	404,252	397,958
	7,299,488	5,823,447

Oil and gas assets (note 2)	26,067,013	42,236,315
Administrative assets (note 3)	291,628	303,157
Restricted cash (note 12)	192,403	192,403
Marketable securities (note 4)	-	-

	$ 33,850,532	$ 48,555,322

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 2,540,590	$ 1,687,775

Convertible promissory notes (note 5)	-	1,828,779
Asset retirement obligations (note 6)	556,000	295,009
	3,096,590	3,811,563

Shareholders' Equity
Share capital (note 7)	83,581,338	63,849,504
Warrants (note 8)	14,487,519	19,935,537
Contributed surplus (note 9)	7,439,674	3,154,744
Equity portion of convertible promissory notes (note 5)	-	120,566
Equity portion of exchange shares
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(74,191,956)	(41,753,959)
	30,753,942	44,743,759
Going concern (note 1)
Commitments and contractual obligations (note 16)
Subsequent events (notes 7 and 10)
	$ 33,850,532	$ 48,555,322

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Operations and Deficit

(Unaudited)

							From Exploration Stage Inception on November 1, 2006 through October 31, 2008
	Three months ended October 31			Six months ended October 31
(in Canadian dollars)	2008	2007		2008		2007

Interest income	$ 58,870	$ 239,691		$ 122,183		$ 530,567	$ 1,098,069

Expenses
General and administrative (note 11)	1,581,710	1,176,105		2,948,029		2,647,177	14,387,997
Impairment of oil and gas assets (note 2)	31,248,639	-		31,377,611		-	37,268,834
Foreign exchange loss (gain)	(1,483,636)	1,223,238		(1,855,776)		2,352,669	1,628,538
Financing costs	-	-		-		-	2,466,000
Loss on marketable securities	-	-		-		-	2,094,000
Interest and accretion on promissory notes	-	43,974		24,036		90,108	271,049
Depreciation and accretion	36,378	27,250		66,280		49,260	158,605
	31,383,091	2,470,567		32,560,180		5,139,214	58,275,023

Net loss for the period	(31,324,221)	(2,230,876)		(32,437,997)		(4,608,647)	(57,176,954)

Accumulated deficit, beginning of period	(43,430,368)	(21,184,975)		(42,316,592)		(18,244,571)	-
Deficit adjustment on related party acquisitions	-	(5,848,405)		-		(5,848,405)	(17,257,042)
Adoption of new accounting standard	-	-	-	-	-	-	242,040

Accumulated deficit, end of period	$ (74,754,589)	$ (29,264,256)		$ (74,754,589)		$ (28,701,623)	$ (74,191,956)

Net loss per share
Basic and diluted	$ (0.24)	$ (0.03)		$ (0.25)		$ (0.06)

Weighted average shares outstanding
Basic and diluted	132,586,139	74,198,278		127,550,444		73,369,474

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Loss

(Unaudited)

	Three months ended October 31		Six months ended October 31
(in Canadian dollars)	2008	2007	2008	2007

Net loss	$ (31,324,221)	$ (2,230,876)	$ (32,437,997)	$ (4,608,647)
Marketable securities write-down	-	(412,413)	-	(1,306,373)

Comprehensive loss	$ (31,324,221)	$ (2,643,289)	$ (32,437,997)	$ (5,915,020)

Accumulated other comprehensive loss, beginning of period	$ -	$ (651,920)	$ -	$ -

Adoption of new accounting standard	-	-	-	242,040
Other comprehensive loss	-	(412,413)	-	(1,306,373)

Accumulated other comprehensive loss, end of period	$ -	$ (1,064,333)	$ -	$ (1,064,333)

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited)

						From Exploration Stage Inception on November 1, 2006 through October 31, 2008
	Three months ended October 31		Six months ended October 31
(in Canadian dollars)	2008	2007	2008		2007

Operating activities
Net loss	$ (31,324,221)	$ (2,230,876)	$ (32,437,997)		$ (4,608,647)	$ (57,176,954)
Items not involving cash
Impairment of oil and gas assets	31,248,639	-	31,377,611		-	37,268,834
Stock-based compensation	212,956	302,013	561,929		807,373	6,366,957
Unrealized foreign exchange loss (gain)	(1,061,196)	1,246,364	(1,459,048)		2,514,690	2,023,193
Interest and accretion on promissory notes	-	43,974	24,036		90,108	271,049
Depreciation and accretion	36,378	27,250	66,280		49,260	158,605
Loss on marketable securities	-	-	-		-	2,094,000
Financing costs	-	-	-		-	2,466,000
Change in non-cash working capital	(140,408)	(404,802)	(151,280)		(739,390)	382,269
	(1,027,852)	(1,016,077)	(2,018,469)		(1,886,606)	(6,146,047)
Financing activities
Proceeds from private placements, net of share
issue costs	-	-	14,839,887		-	53,141,108
Proceeds from stock option and warrant exercises	127,485	-	127,485		-	507,373
Notes payable	-	-	-		-	(40,000)
	127,485	-	14,967,372	-	-	53,608,481
Investing activities
Expenditures on oil and gas assets	(9,680,182)	(6,817,476)	(14,736,643)		(8,713,252)	(32,605,693)
Expenditures on administrative assets	(41,891)	(92,769)	(41,891)		(120,460)	(414,331)
Acquisitions, net of cash acquired	-	-	-		-	(4,591,789)
Marketable securities	-	-	-		-	(1,851,960)
Increase in restricted cash	(518,017)	-	(735,161)		-	(1,193,126)
Change in non-cash working capital related
to oil and gas assets	1,503,094	1,252,840	1,807,857		1,047,440	1,411,069
	(8,736,996)	(5,657,405)	(13,705,838)		(7,786,272)	(39,245,830)

Change in cash and cash equivalents	(9,637,363)	(6,673,482)	(756,935)		(9,672,878)	8,216,604

Exchange rate fluctuations on cash and cash
equivalents	1,081,197	(1,591,327)	1,491,521		(2,977,832)	(2,329,904)
Cash and cash equivalents, beginning of period	14,450,679	24,943,050	5,159,927		29,328,951	7,813

Cash and cash equivalents, end of period	$ 5,894,513	$ 16,678,241	$ 5,894,513		$ 16,678,241	$ 5,894,513

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

These interim consolidated financial statements of MegaWest Energy Corp ("MegaWest" or the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada following the same accounting policies as the consolidated financial statements for the year ended April 30, 2008, except as described in note 1.  The disclosures provided herein are incremental to those included with the annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction the consolidated financial statements and the notes thereto for the year ended April 30, 2008 since these interim financial statements do not contain all disclosures required by GAAP.

1.  Basis of Presentation

(a)   Exploration Stage and Going Concern:

MegaWest is a Canadian company that is developing heavy oil exploration projects in the United States.  To date, MegaWest has been an exploration stage oil and gas company.  Activities include the analysis and evaluation of technical data, preparation of exploration drilling and preliminary geological models, conceptual engineering and construction of thermal demonstration projects, exploration drilling and securing capital to fund operations and capital expenditures.

MegaWest had working capital of $4,758,898 at October 31, 2008. Due to low oil prices, the Company suspended operations at its two Missouri heavy oil projects subsequent to October 31, 2008. The Company is negotiating to reduce the gas supply cost for the projects and, depending on oil prices, is planning to re-start one of the Missouri projects in the first quarter of calendar 2009. In addition, the Company is evaluating alternatives related to the Kentucky project which include attracting a joint venture partner and re-negotiating its work commitment (see notes 2(c) and 16(a)).  The Company is currently implementing reductions to its administrative and operating costs.  Additional capital may be required in the future to fund its capital and administrative costs. Additional capital may be in the form of equity, debt, sale of property, joint venture farmouts or any combination thereof.

While the outcome of these matters cannot be predicted with certainty at this time, these interim financial statements are prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. While there is some uncertainty about the appropriateness of the use of the going concern assumption, the financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

(b)   Adoption of New Accounting Standards:

On May 1, 2008, the Company adopted new Canadian accounting standards regarding financial instruments and capital disclosures.

(i)

Financial instruments

On May 1, 2008, the Company adopted new accounting standards for Financial Instruments – Disclosures, and Financial Instruments – Presentation.  The new disclosure standards increase the Company’s disclosures regarding the risks associated with financial instruments and how those risks are managed.  The implementation of these standards did result in additional disclosures in note 14.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

(ii)

Capital Disclosures

On May 1, 2008, the Company adopted a new accounting standard for Capital Disclosures.  This standard specifies disclosures about objectives, policies and processes for managing capital, quantitative data about what an entity regards as capital, whether an entity has complied with all capital requirements and, if it has not complied, the consequences of such non-compliance.  The implementation of this standard did result in additional disclosures in note 15.

(iii)

New accounting pronouncements

On May 1, 2009, the Company will be required to adopt a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.

On May 1, 2011, the Company will be required to adopt International Financial Reporting Standards (“IFRS”).  MegaWest continues to monitor and evaluate the impact of convergence efforts to IFRS and the new policies on the Company’s financial results.

(c)   Principles of Consolidation:

These financial statements include the accounts of MegaWest and the following wholly-owned subsidiaries.

MegaWest Energy USA Corp
MegaWest Energy Texas Corp
MegaWest Energy Kentucky Corp
MegaWest Energy Missouri Corp
MegaWest Energy Kansas Corp
MegaWest Energy Montana Corp

2.  Oil and Gas Assets:

All of the Company’s properties are unproven.  Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs.  The following table summarizes the oil and gas assets by project.

Cost	Kansas (a)	Missouri (b)	Kentucky (c)	Texas (d)	Montana (e)	Other (f)	Total
Balance, April 30, 2008	$ 2,935,475	$ 6,583,270	$ 21,740,461	$ 6,191,223	$ 9,901,535	$ 775,574	$ 48,127,538
Additions	296,663	10,197,363	2,332,661	326,271	1,325,766	989,322	15,468,046
Pre-commercial oil sales, net	(62,280)	(197,457)	-	-	-	-	(259,737)
	3,169,858	16,583,176	24,073,122	6,517,494	11,227,301	1,764,896	63,335,847
Impairment
Balance, April 30, 2008	-	-	-	5,891,223	-	-	5,891,223
Additions	3,069,858	-	18,053,054	326,271	9,928,428	-	31,377,611
Balance, October 31, 2008	3,069,858	-	18,053,054	6,217,494	9,928,428	-	37,268,834

Net Book Value	$ 100,000	$ 16,583,176	$ 6,020,068	$ 300,000	$ 1,298,873	$ 1,764,896	$ 26,067,013

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

The determination of the impairment charge for the six months ended October 31, 2008 is subject to measurement uncertainty due to the use of significant estimates and assumptions about future events.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these financial statements.  Actual results may differ from those estimates.

Oil and gas assets include $748,250 (2007 - $540,421) of capitalized general and administrative costs and $187,526 (2007 - $182,907) of capitalized stock-based compensation costs.

(a)

Kansas

Costs relate to the Chetopa project, which is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The costs accumulated in the project include certain oil and gas facilities, equipment, steam injection and oil production wells, a 100 percent interest in two oil and gas leases covering 392 acres, pre-commercial operating expenses and oil sales.

At October 31, 2008 the Company recorded an impairment charge against its costs on the Kansas unproven property of $3,069,858. The remaining costs represent the estimated salvage value of the equipment. The impairment was recorded as the Company has no plans in the near term to invest funds in the Kansas project because of the current low oil price and the expected lack of capital available for the project.

As part of the project, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenues. As at October 31, 2008, no amount of net revenue interest has been earned.

(b)

Missouri

In Missouri, the Company has a 100 percent working interest in approximately 33,467 unproved acres of oil and gas leases at October 31, 2008.  Costs incurred relate to land acquisition, geological and geophysical activities, exploration and delineation drilling, the construction, initial operating costs and oil sales from two 500 barrel of oil per day projects, Marmaton River and Grassy Creek.

(c)

Kentucky

In Kentucky, the Company has a 62.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights, in certain oil and gas leases totaling approximately 34,000 unproved acres at October 31, 2008.  The Company holds a 34.75 percent working interest in all rights under an additional 4,300 gross unproved acres in Kentucky.  Costs incurred relate to land acquisition, geological and geophysical activities, exploration and delineation drilling and equipment purchases for a heavy oil demonstration project.

At October 31, 2008 the Company recorded an impairment charge against its costs on the Kentucky unproven property of $18,053,054. The remaining costs represent the Company’s estimate of the fair market value of the leases and amounts invested to date on the demonstration project. The impairment was recorded because of the current low oil price and the expected lack of capital available for such a project in the near term.  The Company is currently evaluating its alternatives related to the Kentucky project which include attracting a joint venture partner and re-negotiating its agreement.  There can be no assurance that the Company will be successful in its attempts at finding an economic alternative and further impairment charges may be recorded in the future.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

As part of the acquisition of the Kentucky area, MegaWest is obligated to spend U.S. $15,000,000 by October 2009.  In the event MegaWest does not complete this work program or re-negotiate the obligation, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.  To October 31, 2008, MegaWest had spent $4.7 million towards this commitment.

(d)

Texas

In Texas, the Company is a partner in the Trinity Sands Project of approximately 34,000 unproved acres in Texas.  Pursuant to earn-in agreements MegaWest may earn up to a 66.67 percent working interest in all leased acreage.  Currently, MegaWest has earned a 50 percent working interest in 20,600 acres and 12.5 percent working interest the remaining 13,385 acres.  Costs incurred relate to land acquisition, geological and geophysical activities and exploration drilling.

During the year ended April 30, 2008 the Company wrote-off $5,891,223 of the Texas cost pool.  During the first two quarters of fiscal 2009, the Company has continued to write-off any additional costs incurred on the Texas project.  As a result, the Company recorded $128,972 and $326,271 of impairment on the Texas costs during the three and six month periods ended October 31, 2008.

(e)

Montana

The Montana lease holdings include 43,700 gross unproved acres in Montana covering three prospects, Teton, Loma and Devils Basin.  At Teton and Loma, the Company has a 40 percent working interest and can earn an additional 20 percent working interest on certain leases (60 percent overall) by carrying its working interest partner through the first U.S.$2.5 million of work.  At Devils Basin, upon completion of drilling the first well, MegaWest will own a 75 percent working interest of the 4,933 acre prospect. MegaWest currently owns 100 percent interest in 800 gross unproved acres at Devils Basin, subject to certain provisions of its area of mutual interest agreement with its working interest partners.

At October 31, 2008, the Company recorded an impairment charge to the Montana land costs by $9,928,428. The remaining costs represent the Company’s estimate of the fair market value of the oil and gas leases held plus amounts for the recently completed 2D seismic program on the leases. The impairment was recorded as the Company has no plans in the near term to continue exploration on the Montana lands because of the current low oil price and the expected lack of capital available for such a project.

(f)

Other

Other costs consist primarily of seven used steam generators and related equipment that will be assigned to future projects.

3.  Administrative Assets:

Administrative assets consist of office equipment, furniture and leasehold improvements.

		Accumulated Depreciation	Net book Value
Cost
Balance, April 30, 2008	$ 372,439	$ 69,282	$ 303,157
Additions	41,891	53,420	(11,529)
Balance, October 31, 2008	$ 414,330	$ 122,702	$ 291,628

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

4. Marketable Securities:

The Company holds 7,500,000 common shares of Energy Finders Inc. and due to the non-temporary decline in value, the Company wrote-off its investment in the prior year.  The Company does not have representation on the Energy Finders board of directors or exert influence over Energy Finders.

5.  Convertible Promissory Notes:

In December 2006, MegaWest assumed two convertible promissory notes totaling $1,952,335 (U.S. $1,700,000) in conjunction with two acquisitions.  As part of the assumption, the Company agreed to pay interest at six percent and the outstanding interest and principal were convertible into MegaWest common shares at U.S. $0.25 per share until June 20, 2008.  The fair value of the conversion feature at the date of assumption was estimated to be $120,566 and was classified as equity. The fair value was estimated at $0.02 per share using the Black-Scholes option pricing model.

On June 20, 2008, the promissory notes and accrued interest were converted into 7,412,559 common shares.  On conversion, the liability and equity portions of the promissory notes totaling $2,003,541, were transferred to share capital.

6.  Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing and costs to be incurred in future periods.  The present value of this obligation has been projected using estimates of the future costs denominated in U.S. dollars and the timing of abandonment.  At October 31, 2008, the Company estimated the present value of its asset retirement obligations to be $556,000 based on a future undiscounted liability of $771,406.  These costs are expected to be incurred within two to ten years.  A credit-adjusted risk-free discount rate of ten per cent and an inflation rate of two per cent were used to calculate the present value.

Changes to the asset retirement obligation were as follows:

Amount
Balance, April 30, 2008	$ 295,009
Liabilities incurred during the period	241,761
Accretion	12,860
Change in foreign exchange rates	6,370
Balance, October 31, 2008	$ 556,000

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

7.  Share Capital

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value (of which none are issued).

Issued common shares:

	Number of Common Shares
		Amount
Outstanding, April 30, 2008	95,131,666	$ 63,849,504
Shares issued on private placement (i)	26,750,000	15,907,637
Share issue costs related to private placements	-	(1,067,750)
Shares issued for services (ii)	1,740,000	1,044,525
Shares issued on conversion of promissory notes (iii)	7,412,559	2,003,541
Shares issued for Montana Devils Basin property	100,000	42,378
Shares issued on exercise of 1,900,000 warrants including $1,674,018
transfered from warrants	1,785,247	1,801,503
Outstanding, October 31, 2008	132,919,472	$ 83,581,338

(i)

On May 15, 2008, MegaWest closed a private placement financing whereby 26,750,000 common shares were issued for gross proceeds of U.S.$16,050,000 (CDN $15,907,637).  Expenses paid in conjunction with this financing were $1,067,750.

(ii)

During the three months ended October 31, 2008, the Company issued 415,000 shares as compensation for   consulting services and 1,325,000 shares to employees for performance bonuses issued at a fair market value of $806,000.  The performance bonuses were accrued at April 30, 2008.

(iii) On June 20, 2008, MegaWest issued 7,412,559 common shares on the conversion of the convertible promissory notes (see note 5).

On November 4, 2008, MegaWest issued 325,000 common shares in exchange for 450,000 stock options that were previously held by consultants.

8.  Warrants:

Each of the Company’s warrants entitles the holder to acquire one common share. The following table summarizes the changes in warrants during the six months ended October 31, 2008:

	Number of Warrants
		Amount
Outstanding, April 30, 2008	37,507,623	$ 19,935,537
Incentive warrants exercised, transfer to share capital (i)	(1,900,000)	(1,674,018)
Expiry of January 2007 private placement warrants (iii)	(4,302,500)	(328,000)
Expiry of March 2007 private placement warrants (iii)	(14,380,123)	(3,446,000)
Outstanding, October 31, 2008	16,925,000	$ 14,487,519

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

The following table summarizes the warrants outstanding as of October 31, 2008:

Warrant Type	Warrants Outstanding			Warrants Vested
	Number	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price	Number	Weighted Ave. Exercise Price
Incentive (i)	10,675,000	0.2 years	U.S. $0.10	10,175,000	U.S. $0.10
Consulting (ii)	6,000,000	0.2 years	U.S. $0.50	6,000,000	U.S. $0.50
Purchase (iv)	250,000	0.5 years	U.S. $2.50	250,000	U.S. $2.50
	16,925,000	0.2 years	U.S. $0.28	16,425,000	U.S. $0.28

(i)

The incentive warrants were issued in an effort to secure additional non-conventional oil and gas prospects. The warrants allow the holders to purchase common shares from MegaWest at an exercise price of U.S.$0.10 per share until January 15, 2009.  The incentive warrants have a cashless exercise feature.

In April 2007, 9,000,000 warrants vested on the Kentucky Reserves acquisition (note 2(c)), and in October 2007, 10,000,000 warrants vested on the Montana Big Sky acquisition (note 2(e)).  The remaining 500,000 warrants will vest if the holder brings a project of merit to the Company that has an economic value of at least U.S.$1.00 per share.

(ii)

The consulting warrants were issued to various investor relations and other contractors.  The consulting warrants vested on grant date, expire on January 5, 2009 and have a cashless exercise feature.

(iii)

The private placement warrants were issued in conjunction with the private placements completed in January and March of 2007.  The warrants expire on July 5 and August 28, 2008, respectively.  On July 5, 2008, 4,302,500 private placement warrants expired unexercised and $328,000 was transferred from warrants to contributed surplus.  On August 28, 2008, 14,380,123 private placement warrants expired unexercised and $3,446,000 was transferred from warrants to contributed surplus.

(iv)

The purchase warrants were issued in conjunction with the Montana asset purchase in October 2007.  The warrants expire on April 24, 2009.

9.  Contributed Surplus:

The following table summarizes the changes in contributed surplus during the six months ended October 31, 2008:

Amount
Balance, April 30, 2008	$ 3,154,744
Stock-based compensation expense	510,930
Transfer from warrants on expiry of 4,302,500 warrants	328,000
Transfer from warrants on expiry of 14,380,123 warrants	3,446,000
Balance, October 31, 2008	$ 7,439,674

10.  Stock Options:

MegaWest has two stock option plans, one intended for Canadian employees (the “2004 plan”) and one for U.S. employees (the “2007 plan”).  On June 5, 2008, the Company’s board of directors amended and restated the stock option plans to allow the issue of other equity instruments, including stock appreciation rights.  The amended

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

incentive plans specify that the number of common shares reserved for issuance under the plans is ten percent of the issued and outstanding common shares and to date, only stock options remain outstanding under the equity plans. The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

The following table summarizes the changes in stock options outstanding during the six months ended October 31, 2008:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2008	9,650,000	U.S. $0.81
Granted	2,379,500	0.47
Forfeited	(865,000)	1.09
Outstanding, October 31, 2008	11,164,500	U.S. $0.92

The following table summarizes information about the options outstanding and exercisable at October 31, 2008:

	Options Outstanding			Options Vested
Exercise Price	Options	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price	Options	Weighted Ave. Exercise Price
U.S.$0.10	750,000	3.1 years	$ 0.10	750,000	$ 0.10
U.S.$0.42 - $0.50	6,257,500	2.7 years	$ 0.48	3,255,000	$ 0.50
U.S.$0.55 - $0.89	769,500	3.5 years	$ 0.70	65,000	$ 0.89
U.S.$1.00	2,187,500	2.6 years	$ 1.00	1,497,500	$ 1.00
U.S.$1.57 - $2.25	1,200,000	3.0 years	$ 2.01	482,500	$ 2.07
	11,164,500	2.8 years	U.S. $0.74	6,050,000	U.S. $0.77

For the three months ended October 31, 2008, the Company recorded $307,800 (2007 - $268,720) of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus.  The fair value of the options granted in the three months ending October 31, 2008 and 2007 was determined using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Fair value of options granted, per option	$ 0.27	$ 0.46
Expected volatility	86%	80%
Risk-free interest rate	2.99%	4.85%
Expected lives	4 years	4 years
Forfeiture	10%	20%

For the six months ended October 31, 2008, the Company recorded $510,930 (2007 - $719,280) of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus.  The fair

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

value of the options granted in the six months ending October 31, 2008 and 2007 was determined using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Fair value of options granted, per option	$ 0.30	$ 0.46
Expected volatility	87%	80%
Risk-free interest rate	3.05%	4.85%
Expected lives	4 years	4 years
Forfeiture	10%	20%

On November 4, 2008, MegaWest cancelled 4,614,500 outstanding stock options held by employees that had a weighted average exercise price of U.S.$0.82 per share and reissued 4,614,500 new stock options to the same employees.  The exercise price of the new stock options is US$0.15 per share, the 30-day average trading price of MegaWest common shares.  Twenty-five percent of the new stock options will vest every six months.  In addition, MegaWest also issued 325,000 common shares in exchange for 450,000 stock options that were previously held by consultants.  As a result of these transactions, the Company will record additional stock-based compensation for these awards in future periods.

11.  General and Administrative Expenses:

General and administrative expenses for the six months ended October 31 2008 and 2007:

	Three months ended October 31		Six months ended October 31
	2008	2007	2008	2007
Stock-based compensation:
Stock options	$ 307,800	$ 268,720	$ 510,930	$ 719,280
Shares issued for services	-	132,300	238,525	271,000
Less: capitalized portion	(94,844)	(99,007)	(187,526)	(182,907)
	212,956	302,013	561,929	807,373

Salaries and benefits	967,894	595,614	1,798,682	1,246,103
Professional fees	274,247	210,722	453,870	418,410
Investor relations	24,168	203,944	115,163	301,451
Office and operations	365,891	131,470	654,067	341,740
Information technology	65,323	36,063	112,568	72,521
Less: capitalized portion	(328,769)	(303,721)	(748,250)	(540,421)
	1,368,754	874,092	2,386,100	1,839,804

	$ 1,581,710	$ 1,176,105	$ 2,948,029	$ 2,647,177

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

12.  Supplemental Cash Flow Information:

	Three months ended		Six months ended		From Exploration Stage Inception on November 1, 2006 through October 31, 2008
	October 31		October 31
	2008	2007	2008	2007

Non-Cash investing activities
Common shares issued for properties	$ -	$ 486,250	$ 42,378	$ 486,250	$ 13,975,404
Exchange shares issued for properties	-	-	-	-	9,660,497
Warrants granted for properties	-	45,707	-	45,707	45,707
Incentive warrants vested on property acquisition	-	8,810,850	-	8,810,850	18,183,081
Capitalized stock-based compensation	94,844	99,007	187,526	182,907	548,406

Non-Cash financing activities
Common shares issued on debt settlement	-	-	-	-	165,700
Common shares issued on cashless exercise of
options and warrants	1,057,302	-	1,674,018	-	8,130,355
Common shares issued for services	-	132,300	238,525	271,000	1,068,325
Common shares issued on conversion of exchange shares	-	-	-	-	9,556,567
Common shares issued on conversion of promissory notes	-	-	2,003,541	-	-

Cash interest paid (received)	(58,870)	-	(122,183)	(290,876)	(1,098,071)
Cash taxes paid	-	-	-	-	-

	October 31, 2008	April 30, 2008

Components of cash and cash equivalents
Cash deposits	$ 3,407,039	$ 5,159,927
Guarenteed investment certificates	2,487,474	-
	$ 5,894,513	$ 5,159,927

Restricted cash of $1,193,126 consists of $869,000 of deposits made to secure two letters of credit aggregating U.S.$718,420, $192,403 of deposits with authorities for the abandonment and reclamation of oil and gas wells, and deposits of $131,723 with the Company’s bank as security for corporate credit cards.

13.  Related Party Transactions:

The Company incurred the following related party transactions in the three and six month periods ended October 31.  These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

A director and the former Chief Financial Officer ("CFO") was affiliated with a private company that provided MegaWest with administrative services. For the three and six month periods ended October 31, 2008, the Company paid $6,530 and $51,530, respectively for these services (three months ended October 31, 2007 - $45,000, six months ended October 31, 2007 – $99,600).

14.  Financial Instruments:

The Company has exposure to credit, liquidity and market risks from its use of financial instruments.  This note provides information about the Company's exposure to each of these risks, and the Company's objectives, policies

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

and processes for measuring and managing such risks.  The board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in paying obligations as they come due.  The Company's financial liabilities consist of accounts payable and accrued liabilities.  Accounts payable consists of invoices payable to trade suppliers for capital expenditures, field operating activities, and general corporate expenses.  The Company processes invoices within a normal payment period.

The Company prepares funds from operations and capital expenditure budgets which are regularly monitored and updated.  As well, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, interest rates, and foreign exchange rates, will affect the Company's oil sales, cash flows or the value of its financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Company does not utilize financial derivatives or other contracts to manage market risks.

Foreign currency exchange rate risk

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars.  In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars.  There are no exchange rate contracts in place.

Fair Value

At October 31, 2008, the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

15. Capital Management

The Company’s policy is to maintain a strong capital base to maintain financial flexibility and to sustain the future development of the business.  The Company considers its capital structure to include shareholders’ equity, and working capital.  In order to maintain financial flexibility, the Company may from time to time issue shares and adjust its capital spending to manage current and projected capital levels.  To assess capital and operating efficiency and financial strength, the Company continually monitors its working capital which is calculated as follows:

	As at October 31, 2008	As at April 30, 2008
Current assets	$7,299,488	$5,823,447
Current liabilities	2,540,590	1,687,775
Working capital	$4,758,898	$4,328,075

MegaWest is an exploration stage company.  The Company monitor’s its forecasted working capital on a monthly basis. The Company prepares annual capital expenditure budgets, which are updated as necessary depending on

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

varying factors including current and forecast prices, successful capital deployment and general industry conditions. The annual and updated budgets are approved by the board of directors.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future.

There were no changes to the Company’s approach to capital management during the quarter.

16. Commitments and Contractual Obligations:

(a)   Contractual Obligations:

As part of the acquisition of the Kentucky leases (see note 2(c)), the Company is obligated to spend U.S. $15,000,000 on the project by October 2009.  In the event the Company does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner. As at October 31, 2008, the Company incurred $4.7 million towards this obligation. The Company is evaluating its alternatives related to the Kentucky project which include attracting a joint venture partner and re-negotiating its work commitment.

As part of the Kansas acquisition (see note 2(a)), MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.  As at October 31, 2008, no amount of net revenue interest has been earned.

(b)   Office and Equipment Leases:

The Company is committed to office rent, office operating costs and equipment leases over the upcoming fiscal years as follows:

2009	$290,116
2010	565,132
2011	545,132
2012	568,279
2013	578,450
Thereafter	197,615
Total	$2,744,724

(c)   Severance Obligations:

Pursuant to employment agreements with three senior officers, the Company is obligated to pay up to $700,000 under certain events around employment termination.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

17.  Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas exploration and development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

	Three Months Ended October 31, 2008			Three Months Ended October 31, 2007
	Canada	USA	Consolidated	Canada	USA	Consolidated
Interest income	$ 51,507	$ 7,363	$ 58,870	$ 239,705	$ (14)	$ 239,691
Expenses	(7,260,815)	38,643,906	31,383,091	3,390,543	(919,976)	2,470,567
Net loss	7,312,322	(38,636,543)	(31,324,221)	(3,150,838)	919,962	(2,230,876)

Oil and gas asset additions	-	9,747,785	9,747,785	-	16,313,007	16,313,007
Administrative asset additions	23,305	10,583	33,888	92,769	-	92,769

	Six Months Ended October 31, 2008			Six Months Ended October 31, 2007
	Canada	USA	Consolidated	Canada	USA	Consolidated
Interest income	$ 114,290	$ 7,893	$ 122,183	$ 530,292	$ 275	$ 530,567
Expenses	(6,471,643)	39,031,823	32,560,180	6,112,209	(972,995)	5,139,214
Net loss	6,585,933	(39,023,930)	(32,437,997)	(5,581,917)	973,270	(4,608,647)

Oil and gas assets	-	26,067,013	26,067,013	-	39,049,038	39,049,038
Administrative assets	280,488	11,140	291,628	225,904	-	225,904

Oil and gas asset additions	-	14,834,913	14,834,913	-	18,292,683	18,292,683
Administrative asset additions	30,751	11,140	41,891	120,460	-	120,460

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Kelly Sledz, Vice President Finance of MegaWest Energy Corp., certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of MegaWest Energy Corp. (the issuer) for the interim period ending ***October 31, 2008.***

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **December 30, 2008**

Kelly Sledz
Vice President Finance

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

1190702.v1

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, George T. Stapleton, II, Chief Executive Officer of MegaWest Energy Corp., certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of MegaWest Energy Corp. (the issuer) for the interim period ending ***October 31, 2008.***

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **December 30, 2008**

George T. Stapleton, II
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.